SEARS, ROEBUCK AND CO.

EXHIBIT 99(c)

MEDIA CONTACT:
Peggy A. Palter
(847) 286-8361

INVESTOR RELATIONS CONTACT:
Pam White
(847) 286-1468

FOR IMMEDIATE RELEASE:
October 2, 2002

Sears Amends Filings to Reclassify Accounting Change

         HOFFMAN ESTATES, Ill. — As previously reported, during the second quarter of 2002 Sears, Roebuck and Co. refined its method of determining its allowance for uncollectible accounts, resulting in a pre-tax charge of $300 million ($191 million, net of tax). The company initially recorded the charge as a cumulative effect of a change in accounting principle as of the beginning of 2002. In consideration of further interpretive guidance from the staff of the Securities and Exchange Commission, Sears has amended its filings to report the effect of the refinement in the allowance methodology as a change in estimate instead of a change in accounting principle.

         The effect of the above on the company’s results is to increase reported first quarter 2002 net income by $191 million ($.59 per share) and to reduce second quarter 2002 reported net income by the same amount. The company has filed amended quarterly reports for the first and second quarter to reflect this change.

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SEARS, ROEBUCK AND CO.

Sears/Add One

About Sears

         Sears, Roebuck and Co. is a broadline retailer with significant service and credit businesses. In 2001, the company’s annual revenue was more than $41 billion. The company offers its wide range of apparel, home and automotive products and services to families in the U.S. through Sears stores nationwide, including approximately 870 full-line stores. Sears also offers a variety of merchandise and services through its Web site, www.sears.com. In June 2002, Sears acquired Lands’ End, a direct merchant of traditionally styled, classic Lands’ End clothing offered to customers around the world through regular mailings of its specialty catalogs and online at www.landsend.com.

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